================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           TIE/COMMUNICATIONS, INC.
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                               (Name of Issuer)



                         COMMON STOCK, $.10 PAR VALUE
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                        (Title of Class of Securities)


                                  87246 42 0
                          ---------------------------
                                (CUSIP Number)


                              TIE ACQUISITION CO.
                                PAUL H. PFLEGER

 1201 THIRD AVENUE, SUITE 5400, SEATTLE, WASHINGTON 98101, ATTENTION: PRESIDENT
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                WITH A COPY TO:
 JOHN R. SCHNEIDER, ESQ., SMITH, GAMBRELL & RUSSELL, SUITE 3100, PROMENADE II,
            1230 PEACHTREE STREET N.E., ATLANTA, GEORGIA 30309-3592


                                OCTOBER 18, 1995
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with this statement [X]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

-----------------------                               ----------------------
  CUSIP NO. 87246 42 0                  13D
           ------------
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      NAME OF REPORTING PERSON
 1.   SS OR IRS IDENTIFICATION OF ABOVE PERSON

      TIE ACQUISTION CO.
      91-1694762
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
 2.                                                                     (b) [_]

      N/A
--------------------------------------------------------------------------------
      SEC USE ONLY
 3.


--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.

      BK/WC/AF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
5.    2(d) or 2(e)                                                          [_]

      N/A
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.

      DELAWARE
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                     SOLE VOTING POWER
NUMBER          7.
OF SHARES
BENEFICIALLY         3,749,587
              ------------------------------------------------------------------
OWNED BY             SHARED VOTING POWER
EACH            8.
REPORTING
PERSON               0
              ------------------------------------------------------------------
 WITH                SOLE DISPOSITIVE POWER
                9.

                     3,749,587
              ------------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
                1
                0.
                     0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11.

      3,749,587
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_] 12.

      N/A
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.

      94.2%
-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.

      CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                               ----------------------
  CUSIP NO. 87246 42 0                  13D
           ------------
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   SS OR IRS IDENTIFICATION OF ABOVE PERSON

      PAUL H. PFLEGER

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
 2.                                                                     (b) [_]

      N/A
--------------------------------------------------------------------------------
      SEC USE ONLY
 3.


--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.

      BK/WC/AF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
5.    2(d) or 2(e)                                                          [_]

      N/A
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.

      UNITED STATES
--------------------------------------------------------------------------------
                     SOLE VOTING POWER
NUMBER          7.
OF SHARES
BENEFICIALLY         3,749,587
              ------------------------------------------------------------------
OWNED BY             SHARED VOTING POWER
EACH            8.
REPORTING
PERSON               0
              ------------------------------------------------------------------
 WITH                SOLE DISPOSITIVE POWER
                9.

                     3,749,587
              ------------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
                1
                0.
                     0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11.

      3,749,587
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_] 12.

      N/A
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.

      94.2%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER.
            --------------------

     This statement on Schedule 13D (the "Statement") relates to the acquisition of shares of the common stock, $.10 par value (the "Common Stock") of TIE/communications, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 8500 West 110th Street, Overland Park, Kansas 66210 .

ITEM 2.     IDENTITY AND BACKGROUND.
            ------------------------

     This Statement is being filed by TIE Acquisition Co. ("Acquisition") and Paul H. Pfleger, a United States citizen and sole stockholder of Acquisition. Acquisition is a Delaware corporation formed for the principal purpose of acquiring all of the outstanding shares of Common Stock of Issuer pursuant to that certain Agreement and Plan of Merger, dated as of September 5, 1995, by and among Acquisition, TIE Merger Co. and Issuer (the "Merger Agreement"). A copy of the Merger Agreement is filed as an Exhibit to this filing and is hereby incorporated herein by reference. The address of Acquisition's principal business and principal office is: 1201 Third Avenue, Suite 5400, Seattle, Washington 98101. The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted with respect to Mr. Pfleger and each of the other executive officers and directors of Acquisition are set forth in Exhibit 7(i) to this Statement and are incorporated herein by reference. Neither Acquisition, Mr. Pfleger, nor, to the best knowledge of Acquisition, any of the persons listed in Exhibit 7(i), has been convicted in any criminal proceeding during the past five years. Neither Acquisition, Mr. Pfleger, nor, to the best knowledge of Acquisition, any of the persons listed in
Exhibit 7(i), has, during the last five years, been party to any civil proceedings of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting on mandatory activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION.
            ---------------------------------------------------

     All of the securities which are the subject of this Statement were acquired by Acquisition pursuant to that certain Offer to Purchase, dated September 12, 1995, as supplemented by that certain Supplement to Offer to Purchase, dated October 11, 1995, to the shareholders of Issuer (the "Tender Offer"). The aggregate purchase price of the shares purchased by Acquisition pursuant to the Tender Offer was $32,246,448.20 and was obtained as follows: (i) approximately $8 million was provided from working capital of Acquisition, (ii) $20 million was provided from borrowings pursuant to that certain Loan Agreement, dated October 18, 1995, by and between Acquisition and NationsBank of Georgia N.A., and (iii) an additional $10 million was provided from funds borrowed by Acquisition from TIE Investment Inc., a Washington corporation and affiliate of Acquisition, such funds having been borrowed by TIE Investment Inc. pursuant to that certain Term Loan Agreement, dated as of October 18, 1995, by and between TIE Investment Inc., Acquisition and Kellett Investment Corporation, as co-lender, and Creditanstalt Corporate Finance, Inc. as co-lender and collateral agent.

ITEM 4.     PURPOSE OF TRANSACTION.
            -----------------------

     The acquisition of the securities which are the subject of this Statement is the first step in the acquisition by Acquisition of all of the outstanding Common Stock of Issuer pursuant to the Merger Agreement. As set forth in the Merger Agreement, following the consummation of the Tender Offer Acquisition intends to cause TIE Merger Co., a wholly-owned subsidiary of Acquisition, to be merged with and into Issuer, whereupon each shareholder of Issuer (other than Acquisition) shall by virtue of the merger and without any other action have their shares of Common Stock converted into the right to receive $8.60 per share, the same per share consideration offered in the Tender Offer. Subject to the terms and conditions set forth therein, the Merger Agreement provides for the merger to be consummated on or before December 15, 1995. As set forth in the Merger Agreement and as described in the Tender Offer Statement on Schedule 14D-1 filed by Acquisition with the United States Securities and Exchange Commission in connection with the Tender Offer, as amended (the "Schedule 14D-1"), upon consummation of the Tender Offer five directors of Issuer tendered their resignations from the board of directors of Issuer and on October 23, 1995 the remaining members of the board of directors filled the vacancies on the board of directors credited by such resignations by electing to the board of directors the nominees named by Acquisition in the Schedule 14D-1. In addition, the board of directors of the Issuer named Charles B. McNamee to the position of Chief Executive Officer and President of Issuer, replacing George N. Benjamin, III . Following the merger, Acquisition intends to promptly cause shares of the surviving corporation to be delisted from the American Stock Exchange, Inc. and to terminate the registration of such shares pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     Except as indicated in this filing, the Merger Agreement and the Schedule 14D-1, Acquisition does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving TIE or any of its subsidiaries, a sale or transfer of a material amount of assets of TIE or any of its subsidiaries or any change in TIE's capitalization or dividend policy or any other material changes in TIE's corporate structure or business.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER.
            -----------------------------------------

     (a) Acquisition beneficially owns in the aggregate 3,749,587 shares or 94.2 percent of the outstanding Common Stock of the Issuer. As the sole stockholder of Acquisition, Mr. Pfleger is deemed to beneficially own all shares of Common Stock of the Issuer owned by Acquisition.

     (b) Acquisition possesses sole voting and dispositive power with respect to all 3,749,587 shares of Common Stock of the Issuer. Except as described herein, Acquisition does not share with any other person voting or dispositive power with respect to any shares of Common Stock of the Issuer. As the sole stockholder of Acquisition, Mr. Pfleger is deemed to have sole power to direct the vote or sole power to direct the disposition of all shares of Common Stock of the Issuer owned by Acquisition.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            -------------------------------------------------------------
            RESPECT TO SECURITIES OF THE ISSUER.
            -----------------------------------

     Except for the Merger Agreement which is filed as Exhibit 7(ii) to this Statement and is hereby incorporated by reference, there are no contracts, arrangements, understandings or relationships between Acquisition or any other person with respect to any securities of the Issuer required to be disclosed pursuant to this Item.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            ---------------------------------

     The following exhibits are filed with this Schedule 13D:

     (i) Certain Background Information with respect to Executive Officers and Directors of TIE Acquisition Co.

     (ii) Agreement and Plan of Merger, dated as of September 5, 1995, by and among Acquisition, TIE Merger Co. and Issuer.

     (iii) Loan Agreement, dated October 18, 1995, between Acquisition and NationsBank of Georgia, N.A.

     (iv) Term Loan Agreement, dated as of October 18, 1995, by and among TIE Investment Inc., TIE Acquisition Co. and Kellett Investment Corporation, as co-lender, and Creditanstalt Corporate Finance, Inc., as co-lender and collateral agent.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         TIE ACQUISITION CO.


Date:  October 30, 1995                  /s/ Charles B. McNamee
                                         -----------------------------------
                                         Charles B. McNamee, President



Date:  October 30, 1995                  /s/ Paul H. Pfleger
                                         -----------------------------------
                                         Paul H. Pfleger, Individually

                                 EXHIBIT INDEX

                                                                 Sequential Numbered
                                                                 Page on which Exhibit
Exhibit Number      Description                                  Begins
--------------      -----------                                  ---------------------
7(i)                Certain Background Information with
                    respect to Executive Officers and Directors
                    of TIE Acquisition Co.

7(ii)               Agreement and Plan of Merger,
                    dated as of September 5, 1995,
                    by and among TIE Acquisition Co., TIE
                    Merger Co. and TIE/communications, Inc.

7(iii)              Loan Agreement, dated October 18,
                    1995, between TIE Acquisition Co. and
                    NationsBank of Georgia, N.A.

7(iv)               Term Loan Agreement, dated as of
                    October 18, 1995, by and among TIE
                    Investment Inc., TIE Acquisition Co. and
                    Kellett Investment Corporation, as co-Lender and Creditanstalt Corporate Finance, Inc., as co-Lender and collateral agent.